UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

INVESTOR RELATIONS FOURTH-QUARTER AND FULL YEAR 2012 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Strong full year growth in Consolidated Net Sales of 10.7%, and in operating segment income of 12.0%

➢	Content segment reached full year guidance: net sales increased 7.2% with an operating segment income margin of 46.9%

➢	Record growth in Sky with net additions of more than 1.1 million, reaching 5.2 million subscribers

➢	Surpassed 2 million voice and data customers in our cable operations

Consolidated Results

Mexico City, D.F., February 25, 2013—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for fourth quarter and full year 2012. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Therefore the results for fourth quarter and full year 2011 previously reported in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) have been restated in accordance with IFRS for comparative purposes.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2012 and 2011, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2012 with 2011:

	2012	Margin %	2011	Margin %	Change %
Net sales	69,290.4	100.0	62,581.5	100.0	10.7
Operating segment income	28,413.5	40.3	25,371.4	39.8	12.0
Net income	10,069.1	14.5	7,957.3	12.7	26.5
Net income attributable to stockholders of the Company	8,760.6	12.6	6,665.9	10.7	31.4

Net sales increased 10.7% to Ps.69,290.4 million in 2012 compared with Ps.62,581.5 million in 2011. This increase was attributable to strong revenue growth in Content, in particular Network Subscription Revenue and Licensing and Syndication, Cable and Telecom, and Sky segments. Operating segment income increased 12.0%, reaching Ps.28,413.5 million with a margin of 40.3%.

Net income attributable to stockholders of the Company increased to Ps.8,760.6 million for the year ended December 31, 2012 compared with Ps.6,665.9 million for the year ended December 31, 2011. The net increase of Ps.2,094.7 million primarily reflected (i) a Ps.1,865.9 million increase in operating income and (ii) a Ps.1,290.5 million decrease in finance expense, net, mainly as a result of the appreciation of the peso during the year, and a decrease in other finance expense, net. These favorable variances were primarily offset by a Ps.827.3 million increase in income taxes.

Full Year Results by Business Segment

The following table presents full year consolidated results ended December 31, 2012 and 2011, for each of our business segments. Full year consolidated results for 2012 and 2011 are presented in millions of Mexican pesos.

Net Sales	2012	%	2011	%	Change %
Content	32,884.1	46.6	30,685.6	48.1	7.2
Publishing	3,453.0	4.9	3,191.8	5.0	8.2
Sky	14,465.3	20.5	12,479.2	19.5	15.9
Cable and Telecom	15,570.4	22.0	13,635.4	21.4	14.2
Other Businesses	4,211.3	6.0	3,825.2	6.0	10.1
Segment Net Sales	70,584.1	100.0	63,817.2	100.0	10.6
Intersegment Operations1	(1,293.7)		(1,235.7)		(4.7)
Net Sales	69,290.4		62,581.5		10.7

Operating Segment Income2	2012	Margin %	2011	Margin %	Change %
Content	15,411.1	46.9	14,480.7	47.2	6.4
Publishing	447.6	13.0	454.7	14.2	(1.6)
Sky	6,558.0	45.3	5,789.8	46.4	13.3
Cable and Telecom	5,812.8	37.3	4,778.6	35.0	21.6
Other Businesses	184.0	4.4	(132.4)	(3.5)	N/A
Operating Segment Income	28,413.5	40.3	25,371.4	39.8	12.0
Corporate Expenses	(1,149.3)	(1.6)	(1,142.5)	(1.8)	(0.6)
Depreciation and Amortization	(8,474.2)	(12.2)	(7,361.6)	(11.8)	(15.1)
Other Expense, net	(650.4)	(0.9)	(593.6)	(0.9)	(9.6)
Operating Income	18,139.6	26.2	16,273.7	26.0	11.5

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content
Fourth quarter sales increased 4.9% to Ps.10,218.7 million compared with Ps.9,738.6 million in fourth quarter 2011.

Full year sales met our full year guidance, increasing 7.2% to Ps.32,884.1 million compared with Ps.30,685.6 million in 2011.

	Millions of Mexican pesos	2012	%	2011	%	Change %
	Advertising	23,935.9	72.8	23,206.1	75.6	3.1
	Network Subscription Revenue	3,189.2	9.7	2,590.8	8.5	23.1
	Licensing and Syndication	5,759.0	17.5	4,888.7	15.9	17.8
	Net Sales	32,884.1	100.0	30,685.6	100.0	7.2

Advertising fourth quarter revenue increased 3.6% to Ps.7,716.2 million compared with Ps.7,444.6 million in fourth quarter 2011.

Advertising full year revenue increased by 3.1%. These results reflect stronger advertising revenues, in particular in our Pay-TV platforms, which were partially compensated by the effects of the electoral period during the second quarter of the year, when we were required to transmit -free of charge- promotional spots for the different candidates across all of our networks.

Fourth-quarter Network Subscription Revenue increased by 17.3% to Ps.819.4 million compared to Ps.698.6 million in fourth-quarter 2011.

Full year Network Subscription Revenue grew by 23.1% mainly as a result of the sustained addition of pay-TV subscribers in Mexico and, to a lesser extent, abroad. We closed 2012 with 33.2 million subscribers carrying an average of 5.9 networks compared with 29.6 million subscribers carrying an average of 5.5 networks in 2011. These results also include a positive translation effect on foreign-currency-denominated sales.

Fourth-quarter Licensing and Syndication revenue increased by 5.5% to Ps.1,683.1 million compared to Ps.1,595.4 million in fourth-quarter 2011.

The full year increase in Licensing and Syndication revenue of 17.8% is explained by both i) an increase in royalties from Univision, from US$224.9 million in 2011 to US$247.6 million in 2012; ii) an increase in sales to the rest of the world, principally in Latin America; and iii) a positive translation effect on foreign-currency-denominated revenues in the amount of Ps.180.8 million

Note: Due to the recent leak of confidential data related to the location of IBOPE´s people meters, IBOPE's measurements are currently being used only as a point of reference to analyze trends. No punctual data will be included in our reports until this is resolved. In the meantime, Televisa is billing its clients based on fixed pricing rather than on cost-per-rating point. We do not expect this to have any adverse impact on our business.

Fourth quarter operating segment income increased 0.3% to Ps.4,807.8 million compared with Ps.4,792.4 million in fourth quarter 2011; the margin was 47.0%.

Full-year operating segment income increased 6.4% to Ps.15,411.1 million compared with Ps.14,480.7 million in 2011. The margin was in line with guidance at 46.9%. These results reflect higher revenues which were partially offset by i) the increase in production costs due to the coverage of the 2012 Olympics and the amortization of movies and TV series; ii) a negative translation effect on foreign-currency-denominated costs and expenses; and iii) an increase in operating expenses related to higher employee costs and agency commissions.

Publishing
Fourth quarter sales increased 2.6% to Ps.1,000.3 million compared with Ps.975.4 million in fourth quarter 2011.

Full year sales increased 8.2% to Ps.3,453.0 million compared with Ps.3,191.8 million in 2011. This increase reflects i) the increase in circulation and advertising revenue in Mexico and abroad; and ii) a positive translation effect on foreign-currency-denominated sales. In 2012 Mexico-derived revenues represented 38.7% compared with 40.8% in 2011.

Fourth quarter operating segment income decreased 15.3% to Ps.135.6 million compared with Ps.160.1 million in fourth quarter 2011, and the margin was 13.6%.

Full year operating segment income decreased 1.6% to Ps.447.6 million compared with Ps.454.7 million in 2011, and the margin was 13.0%. This decrease reflects higher editorial, paper and printing costs and a negative translation effect on foreign-currency-denominated costs and expenses.

Sky
Fourth quarter sales increased by 19.2% to Ps.3,810.5 million compared with Ps.3,196.2 million in fourth quarter 2011. During the quarter, Sky added a total of 270 thousand subscribers, mainly in Mexico.

Full year sales increased 15.9% to Ps.14,465.3 million compared with Ps.12,479.2 million in 2011. The annual increase was driven by solid growth in the subscriber base of more than 1.1 million, which is explained by the continued success of Sky’s low-cost offerings, and the increase in pay-per-view revenues. As of December 31, 2012, the number of net active subscribers increased to 5,153,445 (including 164,669 commercial subscribers), compared with 4,008,374 (including 157,646 commercial subscribers) as of December 31, 2011. Sky closed the year with 182,415 subscribers in Central America and the Dominican Republic.

Fourth quarter operating segment income increased 13.8% to Ps.1,604.4 million compared with Ps.1,410.1 million in fourth quarter 2011, and the margin was 42.1%.

Full year operating segment income increased 13.3% to Ps.6,558.0 million compared with Ps.5,789.8 million in 2011, and the margin was 45.3%. These results reflect an increase in sales that was partially offset by higher costs and expenses inherent to the growth in the subscriber base, mainly in the lower-cost packages.

Cable and Telecom
Fourth quarter sales increased 9.8% to Ps.4,037.0 million compared with Ps.3,678.1 million in fourth quarter 2011 driven by growth in all of our cable platforms.

Full year sales increased 14.2% to Ps.15,570.4 million compared with Ps.13,635.4 million in 2011. In the aggregate, the three cable operations added 470 thousand revenue generating units (RGUs) during the year as a result of the success of our competitive packages. Voice and data RGUs continued to be the main drivers of growth, growing 16.1% and 22.5% compared with 2011, respectively, while video RGUs expanded by 5.8%.

Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 14.8%, 15.1%, 13.9%, and 11.5% respectively.

The following table sets forth the breakdown of subscribers for each of our three cable subsidiaries as of December 31, 2012.

		Cablevisión	Cablemás	TVI	Total
	Video	787,054	1,147,007	374,733	2,308,794
	Broadband	509,137	567,247	229,720	1,306,104
	Voice	318,927	302,197	133,178	754,302
	RGUs	1,615,118	2,016,451	737,631	4,369,200

Fourth quarter operating segment income increased 12.7% to Ps.1,579.1 million compared with Ps.1,401.0 million in fourth quarter 2011, and the margin increased to 39.1%. The margins in Bestel remained strong. This increase was driven by lower interconnection rates and a larger customer base.

Full year operating segment income increased 21.6% to Ps.5,812.8 million compared with Ps.4,778.6 million in 2011, and the margin increased to 37.3%. These results reflect continued growth in the cable platforms, and strong margins at Bestel. These favorable variances were partially offset by an increase in personnel costs and advertising spending during the year.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for 2012 and 2011.

	2012 Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
	Revenue(1)	5,041.1	5,439.7	2,474.6	3,039.8
	Operating Segment Income(1)	2,033.8	2,007.6	1,065.6	955.6
	Margin	40.3%	36.9%	43.1%	31.4%

(1) These results do not include consolidation adjustments of Ps.424.8 million in revenues nor Ps.249.8 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

	2011 Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
	Revenue(2)	4,391.4	4,726.2	2,172.7	2,727.0
	Operating Segment Income(2)	1,697.2	1,814.7	927.0	574.3
	Margin	38.6%	38.4%	42.7%	21.1%

(2) These results do not include consolidation adjustments of Ps.381.9 million in revenues nor Ps.234.6 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses
Fourth quarter sales increased 3.1% to Ps.1,060.5 million compared with Ps.1,028.7 million in fourth quarter 2011 driven mainly by our feature-film distribution, and gaming businesses.

Full year sales increased 10.1% to Ps.4,211.3 million compared with Ps.3,825.2 million in 2011. Businesses that performed well include feature-film distribution, radio, and gaming. The results of gaming were driven by the increase in promotions and the introduction of new gaming machines. The radio business benefited from an increase in advertising revenues. Finally, the feature-film distribution business distributed hits such as “The Hunger Games” and “The Woman in Black”.

Fourth quarter operating segment income reached Ps.15.3 million compared with a loss of Ps.87.9 million in fourth quarter 2011.

Full year operating segment income reached Ps.184.0 million compared with a loss of Ps.132.4 million in 2011, reflecting increases in the operating segment income of radio, and gaming; a shift from loss to income in feature-film distribution; and a smaller operating segment loss in our soccer business.

Corporate Expenses

Share-based compensation expense in 2012 and 2011 amounted to Ps.632.5 million and Ps.653.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.56.8 million, or 9.6%, to Ps.650.4 million for the year ended December 31, 2012, compared with Ps.593.6 million for the year ended December 31, 2011. The increase reflected primarily a higher loss on disposition of property and equipment, and an increase in other expense related to financial advisory and professional services.

Other expense, net, for the year ended December 31, 2012 included, primarily, loss on disposition of property and equipment, financial advisory and professional services, and donations.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the years ended December 31, 2012 and 2011.

	2012	2011	Increase (decrease)
Interest expense	4,369.3	4,174.5	194.8
Interest income	(1,044.3)	(1,146.5)	102.2
Foreign exchange (gain) loss, net	(127.4)	713.6	(841.0)
Other finance expense, net	152.9	899.4	(746.5)
Finance expense, net	3,350.5	4,641.0	(1,290.5)

The finance expense, net, decreased by Ps.1,290.5 million, or 27.8%, to Ps.3,350.5 million for  the year ended December 31, 2012 from Ps.4,641.0 million for the year ended December 31, 2011. This decrease reflected primarily (i) a Ps.841.0 million favorable effect resulting from a foreign exchange gain for the year ended December 31, 2012 compared with a foreign exchange loss for the year ended December 31, 2011 in connection with a 8.1% appreciation of the Mexican peso against the US dollar on our average net US dollar unhedged liability position during 2012 compared with a 13.1% depreciation effect on our average net US dollar unhedged liability position during 2011; and (ii) a Ps.746.5 million decrease in other finance expense, net, primarily in connection with an upward adjustment in the fair value of our investment in BMP (Univision) convertible debentures in 2012, which was partially offset by an unfavorable change in the fair value of our investment in equity financial instruments that were converted into shares of GSF (Iusacell) in June 2012. These favorable variances were offset by a Ps.194.8 million increase in interest expense, due primarily to a higher average principal amount of total debt during 2012; and a Ps.102.2 million decrease in interest income explained primarily by a lower average amount of cash and cash equivalents and temporary investments in 2012.

Share of Losses of Jointly Controlled Entities and Associates, Net

Share of losses of jointly controlled entities and associates, net, increased by Ps.217.3 million, or 48.4%, to Ps.666.6 million in 2012 from Ps.449.3 million in 2011. This increase reflected mainly the share of loss of GSF, the parent company of Iusacell in which we hold a 50.0% joint interest since June 2012, which effect was partially offset by the absence in 2012 of share of loss of La Sexta, a free-to-air television channel in Spain, in connection with the exchange of our 40.8% interest in La Sexta for a 14.5% participation in Imagina in first quarter 2012. Imagina is a significant provider of content and audiovisual services for the media and entertainment industry in Spain, and our investment in this company was recognized as an equity financial instrument.

Income Taxes

Income taxes increased by Ps.827.3 million, or 25.6%, to Ps.4,053.4 million in 2012 compared with Ps.3,226.1 million in 2011. This increase reflected primarily a higher income tax base, which was offset by a lower effective income tax rate.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.17.1 million, or 1.3%, to Ps.1,308.5 million in 2012, compared with Ps.1,291.4 million in 2011. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable and Telecom segment, which was partially offset by a lower portion of net income attributable to non-controlling interests in our Sky segment.

Other Relevant Information

Capital Expenditures and Investments

During 2012, we invested approximately US$881.1 million in property, plant and equipment as capital expenditures, including approximately US$455.4 million for our Cable and Telecom segment, US$292.1 million for our Sky segment, and US$133.6 million for our Content segment and other businesses.

Our investment in property, plant and equipment in our Cable and Telecom segment during 2012 included approximately US$122.1 million for Cablevisión, US$219.1 million for Cablemás, US$87.7 million for TVI, and US$26.5 million for Bestel.

In October 2012, we also recognized a satellite transponder lease agreement as a capital expenditure in property plant and equipment and a related finance lease obligation in the amount of US$326.3 million (Ps.4,203.0 million) in connection with the commencement of the service agreement for the use of transponders on Intelsat IS-21 satellite by our Sky business segment.

Debt and Finance Lease Obligations

The following table sets forth our total debt and finance lease obligations as of December 31, 2012 and 2011. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2012	Dec 31, 2011	Increase (decrease)
Short-term debt and current portion of long-term debt	375.0	1,169.9	(794.9)
Long-term debt, net of finance costs of Ps.798.0 and Ps.862.1 as of December 31, 2012 and December 31, 2011, respectively	52,616.4	54,794.9	(2,178.5)
Total debt	52,991.4	55,964.8	(2,973.4)

Current portion of finance lease obligations	439.2	381.9	57.3
Long-term finance lease obligations (excluding current portion)	4,531.9	201.8	4,330.1

Total finance lease obligations	4,971.1	583.7	4,387.4

As of December 31, 2012, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.25,235.4 million. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of December 31, 2012, amounted to Ps.3,375.4 million.

Shares Outstanding

As of December 31, 2012 and 2011, our shares outstanding amounted to 333,897.9 million and 330,862.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,853.8 million and 2,827.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2012 and 2011, the GDS (Global Depositary Shares) equivalents outstanding amounted to 570.8 million and 565.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Adoption of International Financial Reporting Standards

Beginning on January 1, 2012, as required by regulations issued by the Mexican Bank and Securities Commission for listed companies in Mexico, we discontinued using Mexican FRS and adopted IFRS as issued by the International Accounting Standards Board for financial reporting purposes. As a result, our consolidated financial information for the three and twelve months ended December 31, 2012 is presented on a comparative and condensed basis in accordance with IFRS, and is not directly comparative with our consolidated financial information previously reported in accordance with Mexican FRS.

The impact of the initial adoption of IFRS as measured by the aggregate amount of adjustments made to our previously reported consolidated statements of financial position and income as of December 31, 2011 and for the year ended on that date, was less than 1% of total consolidated assets and stockholders’ equity under Mexican FRS, and less than 3% of consolidated net income under Mexican FRS.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)

###

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2438 / Fax: (52 55) 5261 2494 / enestel@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / rmoctezumag@televisa.com.mx

www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2012 AND 2011
(Millions of Mexican Pesos)

						Previously
	December 31,		December 31,			Reported
	2012		2011			December 31, 2011
ASSETS	(Unaudited)A		(Unaudited)A		NotesC	(Audited)B

Current assets:
Cash and cash equivalents	Ps.	19,063.3	Ps.	16,275.9		Ps.	16,275.9
Temporary investments		5,317.3		5,422.6			5,422.6
		24,380.6		21,698.5			21,698.5

Trade notes and accounts receivable, net		18,982.3		19,243.7			19,243.7
Other accounts and notes receivable, net		2,475.5		2,458.8			2,458.8
Derivative financial instruments		2.4		99.7			99.7
Due from affiliated companies		1,436.9		450.1			450.1
Transmission rights and programming		4,462.3		4,178.9			4,178.9
Inventories, net		1,508.6		1,383.8			1,383.8
Other current assets		1,389.1		1,146.2			1,146.2
Total current assets		54,637.7		50,659.7			50,659.7

Non-current assets:
Accounts receivable		334.8		253.8			253.8
Derivative financial instruments		12.6		45.3			45.3
Transmission rights and programming		6,435.6		6,123.9	2		6,832.5
Investments		42,978.9		44,020.5			43,407.8
Property, plant and equipment, net		48,363.2		40,874.9	1, 9		41,499.0
Intangible assets, net		11,126.8		10,674.0	2, 10		11,861.4
Plan assets in excess of post-employment benefits		-		105.1	5		-
Deferred income taxes		1,073.9		451.9			410.9
Other assets		102.6		91.0			91.0
Total assets	Ps.	165,066.1	Ps.	153,300.1		Ps.	155,061.4

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This financial statement is not directly comparative with the condensed consolidated statements of   financial position as of December 31, 2012 and December 31, 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011
(Millions of Mexican Pesos)

						Previously
	December 31,		December 31,			Reported
	2012		2011			December 31, 2011
LIABILITIES	(Unaudited)A		(Unaudited)A		NotesC	(Audited)B

Current liabilities:
Short-term debt and current portion of long-term debt	Ps.	375.0	Ps.	1,169.9	3	Ps.	1,170.0
Current portion of finance lease obligations		439.2		381.9			381.9
Trade accounts payable		8,594.1		7,862.6			7,862.6
Customer deposits and advances		21,215.9		20,926.3			20,926.3
Taxes payable		1,355.8		1,388.2			1,388.2
Accrued interest		741.8		792.7			792.7
Employee benefits		301.8		252.5			252.5
Derivative financial instruments		1.2		-			-
Due to affiliated companies		27.5		43.1			43.1
Other accrued liabilities		3,193.3		3,184.8			3,184.8
Total current liabilities		36,245.6		36,002.0			36,002.1
Non-current liabilities:
Long-term debt, net of current portion		52,616.4		54,794.9	3		55,657.0
Finance lease obligations, net of current portion		4,531.9		201.8			201.8
Derivative financial instruments		351.6		310.6			310.6
Customer deposits and advances		769.3		460.0			460.0
Other long-term liabilities		1,977.9		2,441.4	4		3,047.5
Post-employment benefits		38.8		-	5, 6		525.9
Total liabilities		96,531.5		94,210.7			96,204.9

EQUITY
Capital stock issued, no par value		4,978.1		5,040.8	6		10,238.9
Additional paid-in capital		15,889.8		15,889.8	6		16,593.2
		20,867.9		20,930.6			26,832.1
Retained earnings:
Legal reserve		2,139.0		2,139.0			2,139.0
Unappropriated earnings		40,173.8		36,687.7	6, 7, 8		28,596.2
Net income for the period		8,760.6		6,665.9			6,889.6
		51,073.4		45,492.6			37,624.8
Accumulated other comprehensive income, net		1,805.9		1,323.7	7		3,174.6
Shares repurchased		(13,103.2)		(15,971.7)			(15,971.7)
		39,776.1		30,844.6			24,827.7
Equity attributable to stockholders of the
Company		60,644.0		51,775.2			51,659.8
Non-controlling interest		7,890.6		7,314.2			7,196.7
Total equity		68,534.6		59,089.4			58,856.5
Total liabilities and equity	Ps.	165,066.1	Ps.	153,300.1		Ps.	155,061.4

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This financial statement is not directly comparative with the condensed consolidated statements of financial position as of December 31, 2012 and December 31, 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED DECEMBER 31, 2012 AND 2011
(Millions of Mexican Pesos)

	Three months ended December 31,
						Previously
						Reported
	2012		2011			2011
	(Unaudited)A		(Unaudited)A		NotesC	(Unaudited)B

Net sales	Ps.	19,792.5	Ps.	18,292.8		Ps.	18,292.8

Cost of sales D		8,822.3		8,092.2	11		8,043.3

Operating expenses:
Selling D		1,576.2		1,409.1	11		1,408.1
Administrative D		1,553.6		1,454.7	11		1,413.4
Depreciation and amortization		2,299.6		1,973.5	9, 10		1,999.9
Income before other expense		5,540.8		5,363.3			5,428.1
Other expense, net		(217.1)		(217.8)			(253.6)
Operating income		5,323.7		5,145.5	12		5,174.5
Finance (expense) income:
Interest expense		(1,142.4)		(1,147.3)			(1,168.8)
Interest income		323.3		421.5			421.5
Foreign exchange gain (loss), net		113.8		(324.2)			(337.5)
Other finance income, net		687.6		70.3	7, 13, 14		-
Total finance expense, net		(17.7)		(979.7)			(1,084.8)
Share of losses of jointly controlled entities and associates, net		(432.8)		(131.5)			(131.2)
Income before income taxes		4,873.2		4,034.3			3,958.5
Income taxes		1,768.1		1,448.0	15		1,403.3
Net income	Ps.	3,105.1	Ps.	2,586.3		Ps.	2,555.2

Net income attributable to:
Stockholders of the Company	Ps.	2,998.1	Ps.	2,201.8		Ps.	2,170.1
Non-controlling interests		107.0		384.5			385.1
Net income	Ps.	3,105.1	Ps.	2,586.3		Ps.	2,555.2
Basic earnings per CPO attributable to stockholders of the Company	Ps.	1.05	Ps.	0.78		Ps.	0.77

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This condensed consolidated statement of income is not directly comparative with the condensed consolidated statements of income for the three months ended December 31, 2012 and 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.
D Excluding depreciation and amortization.

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012 AND 2011
(Millions of Mexican Pesos)

	Twelve months ended December 31,
						Previously
						Reported
	2012		2011			2011
	(Unaudited)A		(Unaudited)A		NotesC	(Audited)B

Net sales	Ps.	69,290.4	Ps.	62,581.5		Ps.	62,581.5

Cost of sales D		30,645.4		28,132.7	11		28,166.3

Operating expenses:
Selling D		5,632.1		4,972.8	11		4,972.8
Administrative D		5,748.7		5,247.1	11		5,190.6
Depreciation and amortization		8,474.2		7,361.6	9, 10		7,429.8
Income before other expense		18,790.0		16,867.3			16,822.0
Other expense, net		(650.4)		(593.6)			(640.0)
Operating income		18,139.6		16,273.7	12		16,182.0
Finance (expense) income:
Interest expense		(4,369.3)		(4,174.5)			(4,312.7)
Interest income		1,044.3		1,146.5			1,146.5
Foreign exchange gain (loss), net		127.4		(713.6)			(976.5)
Other finance expense, net		(152.9)		(899.4)	7, 13, 14		-
Total finance expense, net		(3,350.5)		(4,641.0)			(4,142.7)
Share of losses of jointly controlled
entities and associates, net		(666.6)		(449.3)			(449.4)
Income before income taxes		14,122.5		11,183.4			11,589.9
Income taxes		4,053.4		3,226.1	15		3,409.8
Net income	Ps.	10,069.1	Ps.	7,957.3		Ps.	8,180.1

Net income attributable to:
Stockholders of the Company	Ps.	8,760.6	Ps.	6,665.9		Ps.	6,889.6
Non-controlling interests		1,308.5		1,291.4			1,290.5
Net income	Ps.	10,069.1	Ps.	7,957.3		Ps.	8,180.1
Basic earnings per CPO attributable
to stockholders of the Company	Ps.	3.08	Ps.	2.37		Ps.	2.45

A Prepared in accordance with International Financial Reporting Standards (“IFRS”).
B Prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). This condensed consolidated statement of income is not directly comparative with the condensed consolidated statements of income for the twelve months ended December 31, 2012 and 2011 prepared in accordance with IFRS.
C See accompanying notes for an explanation of the main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS.
D Excluding depreciation and amortization.

Explanatory Notes for the Main Differences Between IFRS and Mexican FRS as they relate to the Initial Adoption of IFRS

The main differences between IFRS and Mexican FRS as they relate to the initial adoption of IFRS in our condensed consolidated statements of financial position and income are related to:

1. The recognition of fair value provided by independent appraisals as deemed cost on selected real estate property owned by us as of January 1, 2011.

2. Adjustments made to the carrying value of certain non-current assets to eliminate the effects of inflation recognized under Mexican FRS as of January 1, 2011.

3. The deferred financing costs, primarily consisting of fees and expenses incurred in connection with the issuance of debt, are classified as part of the outstanding balance of debt under IFRS, and were classified as non-current assets under Mexican FRS.

4. The recognition of a long-term liability under IFRS for retirement of certain leasehold improvements classified in property, plant and equipment.

5. The IFRS adjustments to post-employment benefits in connection with the write-off of severance indemnities determined under Mexican FRS and the classification of unamortized actuarial gain or loss as part of other accumulated comprehensive income in consolidated equity.

6. The adjustments made to capital stock and additional paid-in-capital to eliminate the effects of inflation recognized under Mexican FRS.

7. The adjustments to accumulated other comprehensive income in consolidated equity in connection with the cumulative foreign currency translation loss as of January 1, 2011, which was classified as retained earnings at such date, and the change in fair value of an embedded derivative in a host contract, which amount was recognized as other finance expense in 2011 under IFRS.

8. The adjustments to retained earnings for those IFRS adjustments recognized as of January 1, 2011, the transition date for the initial adoption of IFRS.

9. Lower depreciation expense in connection with adjustments made to the carrying value of selected real estate property owned by us as of January 1, 2011.

10. Lower amortization expense in connection with adjustments made to the carrying value of certain intangible assets to eliminate the effects of inflation recognized under Mexican FRS as of January 1, 2011.

11. Adjustments related to post-employment benefits as a result of the write-off of severance indemnities to employees accrued under Mexican FRS as of January 1, 2011, and the recognition of actuarial gains or losses in other accumulated comprehensive income in consolidated equity under IFRS beginning January 1, 2011.

12. The presentation of consolidated operating income, which was determined before other expense under Mexican FRS, is now determined after other expense under IFRS.

13. The changes in fair value of derivative financial instruments that were presented as part of interest expense or foreign exchange gain or loss under Mexican FRS, is now presented as other finance income or expense under IFRS.

14. Adjustments in connection with the recognition and measurement at fair value of an embedded derivative in a host contract, which was not separated under Mexican FRS.

15. Adjustments to deferred income taxes related to temporary differences arising from IFRS adjustments.

Fourth Quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2012 and 2011, for each of our business segments. Fourth Quarter consolidated results for 2012 and 2011 are presented in millions of Mexican pesos.

Net Sales	4Q 2012%		4Q 2011%		Change %
Content	10,218.7	50.8	9,738.6	52.3	4.9
Publishing	1,000.3	5.0	975.4	5.2	2.6
Sky	3,810.5	18.9	3,196.2	17.2	19.2
Cable and Telecom	4,037.0	20.0	3,678.1	19.8	9.8
Other Businesses	1,060.5	5.3	1,028.7	5.5	3.1
Segment Net Sales	20,127.0	100.0	18,617.0	100.0	8.1
Intersegment Operations1	(334.5)		(324.2)		(3.2)
Net Sales	19,792.5		18,292.8		8.2

Operating Segment Income2	4Q 2012	Margin %	4Q 2011	Margin %	Change %
Content	4,807.8	47.0	4,792.4	49.2	0.3
Publishing	135.6	13.6	160.1	16.4	(15.3)
Sky	1,604.4	42.1	1,410.1	44.1	13.8
Cable and Telecom	1,579.1	39.1	1,401.0	38.1	12.7
Other Businesses	15.3	1.4	(87.9)	(8.5)	N/A
Operating Segment Income	8,142.2	40.5	7,675.7	41.2	6.1
Corporate Expenses	(301.8)	(1.5)	(338.9)	(1.8)	10.9
Depreciation and Amortization	(2,299.6)	(11.6)	(1,973.5)	(10.8)	(16.5)
Other Expense, net	(217.1)	(1.1)	(217.8)	(1.2)	0.3
Operating Income	5,323.7	26.9	5,145.5	28.1	3.5

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expenses, net.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 26, 2013	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel